FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2007

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated March 5, 2007

Document 2 Material Change Report dated March 5, 2007

Document 1

AMADOR GOLD CORP.

711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

March 5, 2007 TSXV: AGX

New Gold Zone Discovery

Amador Gold Corporation is pleased to announce the discovery of a new large gold zone on the Horwood Property, approximately 75 kilometers southwest of Timmins Ontario. This new gold bearing zone was discovered during a recent trenching program. The company has just completed staking of the entire Horwood Peninsula that hosts the gold zone.

Approximately 7,500 square meters of stripping have been done to uncover the gold zone that may have been investigated with sporadic trenching by Hollinger Consolidated in the 1940’s. Initial mapping of the stripped area has revealed mafic flows (locally pillowed) inhabited by en-echelon stacked quartz-carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Preliminary grab sampling has identified widespread gold mineralization with significant concentrations in three areas/zones to date. All areas are open in all directions.

The Bend zone, encompassing 950 square meters of stripping, hosts local high grade samples up to 56 g/t gold. A total of 75 grab samples were taken with 42 of the samples grading greater than 1.0 g/t Au and 27 samples grading greater than 2.0 g/t gold. The quartz blow-out zone, encompassing an area of 350 square meters where mineralization is localized around a large bull quartz vein, produced 11 grab samples grading over 1.0 g/t gold and 6 samples over 2.0 g/t gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples. The Last Strip zone, in an area of 350 square meters, produced 6 samples grading greater than 2.0 g/t gold out of 8 grab samples taken with three samples grading greater than 3.0 g/t gold. Results to date indicate that gold mineralization is not restricted to the en-echelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well.

Management is extremely encouraged by these initial results and plans to follow up in late spring with a program of extensive channel sampling as well as IP and magnetometer ground geophysics. A program of continued stripping, washing, mapping and drilling is also planned.

Peter Caldbick, P.Geo, is a qualified person for the purposes of National Instrument 43-101 and has approved the contents of this news release

ON BEHALF OF THE BOARD

"Richard W. Hughes"

Richard W. Hughes

President

FURTHER INFORMATION CAN BE FOUND ON THE COMPANY’S WEB-SITE AT www.amadorgoldcorp.com

The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Document 2

material change report

TO: British Columbia Securities Commission

Alberta Securities Commission

Item 1. Name and Address of Company – AMADOR GOLD CORP., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – March 5, 2007.

Item 3. News Release – News Release issued March 5, 2007 at Vancouver, BC.

Item 4. Summary of Material Change – Amador Gold Corp. (TSXV: AGX) (the "Company") is pleased to announce the discovery of a new large gold zone on the Horwood Property, approximately 75 kilometers southwest of Timmins Ontario..

Item 5. Full Description of Material Change – This new gold bearing zone was discovered during a recent trenching program. The company has just completed staking of the entire Horwood Peninsula that hosts the gold zone.

Approximately 7,500 square meters of stripping have been done to uncover the gold zone that may have been investigated with sporadic trenching by Hollinger Consolidated in the 1940’s. Initial mapping of the stripped area has revealed mafic flows (locally pillowed) inhabited by en-echelon stacked quartz-carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Preliminary grab sampling has identified widespread gold mineralization with significant concentrations in three areas/zones to date. All areas are open in all directions.

The Bend zone, encompassing 950 square meters of stripping, hosts local high grade samples up to 56 g/t gold. A total of 75 grab samples were taken with 42 of the samples grading greater than 1.0 g/t Au and 27 samples grading greater than 2.0 g/t gold. The quartz blow-out zone, encompassing an area of 350 square meters where mineralization is localized around a large bull quartz vein, produced 11 grab samples grading over 1.0 g/t gold and 6 samples over 2.0 g/t gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples. The Last Strip zone, in an area of 350 square meters, produced 6 samples grading greater than 2.0 g/t gold out of 8 grab samples taken with three samples grading greater than 3.0 g/t gold. Results to date indicate that gold mineralization is not restricted to the en-echelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well.

Management is extremely encouraged by these initial results and plans to follow up in late spring with a program of extensive channel sampling as well as IP and magnetometer ground geophysics. A program of continued stripping, washing, mapping and drilling is also planned.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 - Not applicable. This report is not being filed on a confidential basis.

Item 7. Omitted Information - Not applicable.

Item 8. Executive Officer – Mr. R.W. Hughes

President

Telephone: (604) 685-2222.

DATED at Vancouver, British Columbia, this 5th day of March, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: March 5, 2007 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary